SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                              Protection One, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    743663403
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Robert Burns, Esq.
                         Monarch Alternative Capital LP
                                 375 Park Avenue
                               New York, NY 10152
                                 (212) 418-1700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                   May 6, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


--------------------------------                         -----------------------
CUSIP No. 743663403                                      Page 2 of 9 Pages
--------------------------------                         -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Monarch Alternative Capital LP (formerly Quadrangle Debt Recovery
                                            Advisors LP)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALY OWNED               5,901,942
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,901,942
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,901,942
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                     SCHEDULE 13D


--------------------------------                         -----------------------
CUSIP No. 743663403                                      Page 3 of 9 Pages
--------------------------------                         -----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Monarch Master Funding Ltd (formerly Quadrangle Master Funding Ltd)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALY OWNED               5,333,333
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,333,333
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,333,333
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Protection One, Inc., a Delaware corporation (the "Company"). This Schedule 13D amends the information provided by Monarch Alternative Capital LP (formerly Quadrangle Debt Recovery Advisors LP), a Delaware limited partnership ("MAC"), and Monarch Master Funding Ltd. (formerly Quadrangle Master Funding Ltd), a Cayman Islands corporation ("MMFL", and together with MAC, the Monarch Filers"), in the statement on
Schedule 13D (the "Initial Joint 13D") initially filed jointly on February 27, 2004, by the Monarch Filers and certain other entities and parties that were affiliated with the Monarch Filers at such time (such other entities and parties, the "Initial Joint Filers"). As a result of restructuring transactions effective as of December 31, 2007, the Monarch Filers and the Initial Joint Filers are no longer affiliated, and the interests of the Monarch Filers in the Company, which previously had been held through entities jointly owned with the Initial Joint Filers, are separately beneficially owned by MAC, MMFL and certain other Monarch Funds (as defined in Item 2(a) below). This Schedule 13D is filed to separately amend the information applicable to the Monarch Filers originally provided in the Initial Joint 13D, as amended by Amendment No. 1 thereto filed on November 18, 2004, Amendment No. 2 thereto filed on February 18, 2005, and Amendment No. 3 thereto filed on April 10, 2007 (the Initial Joint 13D and such amendments thereto are collectively referred to herein as the "Joint 13D"). Certain documents filed as exhibits to the Joint 13D have been incorporated herein by reference, in each case as specifically indicated below.

Item 1.   Security and Issuer

     This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1035 N. 3rd Street, Suite 101, Lawrence, Kansas 66044.

Item 2.   Identity and Background

     (a) This statement is being filed by the Monarch Filers. MAC is the investment advisor to a variety of funds (such funds, including but not limited to MMFL, the "Monarch Funds"). The Monarch Funds directly own the Common Stock to which this Schedule 13D relates, and MAC may be deemed to beneficially own such Common Stock by virtue of the authority granted to it by the Monarch Funds to vote and to dispose of the securities held by the Monarch Funds. Monarch Alternative Capital GP LP ("Monarch GP LP") is the sole general partner of MAC. Monarch GP LLC is the sole general partner of Monarch GP LP. Michael Weinstock, Andrew Herenstein, Christopher Santana and Josiah Rotenberg are the controlling members of Monarch GP LLC. MAC and Monarch GP LP are each organized as a limited partnership under the laws of the State of Delaware. Monarch GP LLC is organized as a limited liability company under the laws of the State of Delaware. MMFL is a corporation organized under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of MAC, Monarch GP LP, Monarch GP LLC, Mr. Weinstock, Mr. Herenstein and Mr. Santana is 375 Park Avenue, 14th Floor, New York, New York 10152. The address of the principal business and principal office of Mr. Rotenberg is Jerusalem Technology Park, Building 8, Third Floor, Manhat Jerusalem, Israel. The address of the principal business and principal office of MMFL is Walker House, Mary Street,

P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies. Set forth on Schedule 1 hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the directors of MMFL.

     (c) The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds. The principal business of each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is to act as managing members of Monarch GP LLC and control MAC. The principal business of MMFL is to invest and trade in distressed debt securities and make other investments.

     (d) None of the Monarch Filers, nor, to the best of their knowledge, any of the persons named in this Item 2 or on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Monarch Filers, nor, to the best of their knowledge, any of the persons named in this Item 2 or on Schedule 1 hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is a United States citizen. Mr. Rotenberg is also an Israeli citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     MAC currently beneficially owns the 5,901,942 shares of Common Stock held directly by certain of the Monarch Funds. The Monarch Funds (including MMFL) collectively expended an aggregate of $566,667 of their own investment capital for 568,609 of such shares, which were initially acquired through certain affiliates in a stock purchase in February 2004. In addition, as lenders (indirectly through an affiliate) under the Company's revolving credit facility, in February 2005 the Monarch Funds (including MMFL) collectively discharged an aggregate of $40,000,000 principal amount of indebtedness under such credit facility in consideration for the issuance by the Company of an additional 5,333,333 shares of Common Stock.

Item 4.   Purpose of Transaction

     The Monarch Filers and the Initial Joint Filers initially acquired their shares of Common Stock for investment, with a view toward participating in the governance of the Company through board representation negotiated at the time of the investment. As a result of the transactions described in the Joint 13D and a restructuring of the interests of the Monarch Filers and the Initial Joint Filers in which the Monarch Funds received direct beneficial ownership of their interests in the Company that had previously been held indirectly through entities jointly owned with the Initial Joint Filers, MMFL currently holds 21.1% of the outstanding Common Stock and is entitled to direct the election of two directors to the Company's board of nine directors (which may be increased to eleven directors in certain circumstances). Pursuant to the exercise of its right, Michael Weinstock (a Managing Principal of MAC) and Thomas J. Russo serve on the Company's board of directors as MMFL's designees. The Monarch Filers presently do not have any plans or proposals that, if effected, would result in one or more transactions specified in Item 4 of Schedule 13D. The Monarch Filers may reconsider their investment in the Company at any time and may increase or decrease the size of their investment in the Company or develop any such other plans or proposals as they may determine in their discretion.

Item 5.   Interest in Securities of the Issuer

Ownership of Acquisition LLC and Acquisition I

     (a) MAC beneficially owns 5,901,942 shares of Common Stock. Such shares represent 23.3% of the 25,306,913 shares of Common Stock outstanding as of March 10, 2008, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. MMFL directly beneficially owns 5,333,333 shares of Common Stock, which represent 21.1% of the outstanding shares of Common Stock. None of the other individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) MAC shares voting and dispositive power over the 5,901,942 shares of Common Stock held directly by the Monarch Funds with each Monarch Fund directly holding such shares. MAC and MMFL share voting power and dispositive power over the 5,333,333 shares of Common Stock held by MMFL.

     (c) There have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Monarch Filers have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

     Pursuant to the terms of (i) the Amended and Restated Stockholders Agreement (referenced as Exhibit 2 hereto), (ii) the Management Stockholders Agreement (referenced as Exhibit 3 hereto) and (iii) the Registration Rights Agreement (referenced as Exhibit 4 hereto), the Monarch Filers have the following principal rights and obligations with respect to securities of the
Company:

o MMFL is entitled to direct the election of two directors to the Company's board of directors out of nine total directors (which may be increased to eleven in certain circumstances);

o MMFL possesses "tag along" rights with respect to sales of Common Stock by POI Acquisition, L.L.C., the Initial Joint Filer holding the shares of Common Stock beneficially owned by the Initial Joint Filers ("Acquisition LLC"), and is subject to "drag-along" rights in favor of Acquisition LLC in connection with sales of Common Stock by Acquisition LLC;

o MMFL and Acquisition LLC have the right to participate on a proportional basis in any future equity issuance by the Company, except for issuances pursuant to registered public offerings, business combination transactions or certain issuances to officers, employees, directors or consultants of the Company;

o Acquisition LLC and MMFL have the right (exercisable four times by Acquisition LLC and twice by MMFL) to request that the Company register any or all of their shares of Common Stock. Acquisition LLC and MMFL also received piggyback registration rights under which they will have the opportunity to register their shares of Common Stock pursuant to certain registration statements the Company may file in the future, subject to certain conditions.

     References to, and the description of, the Amended Stockholders Agreement, the Management Stockholders Agreement and the Registration Rights Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Joint 13D and the full text of such agreements, which are referenced as exhibits hereto.

     Except as set forth herein and in the Joint 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of May 6, 2008, by and between the Monarch Filers.

2. Amended and Restated Stockholders Agreement, dated as of April 2, 2007 by and among Protection One, Inc., POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd (now Monarch Master Funding Ltd) (incorporated herein by reference to Exhibit 9 to Amendment No. 3 to the Initial Joint 13D, filed on April 10, 2007).

3. Form of Management Stockholder's Agreement, dated as of February 8, 2005, by and among Protection One, Inc., POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd (now Monarch Master Funding Ltd) (incorporated herein by reference to Exhibit 7 to Amendment No. 2 to the Initial Joint 13D, filed on February 18, 2005).

4. Registration Rights Agreement, dated as of February 8, 2005, by and among Protection One, Inc., POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd (now Monarch Master Funding Ltd) (incorporated herein by reference to Exhibit 8 to Amendment No. 2 to the Initial Joint 13D, filed on February 18, 2005).


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 6, 2008


                             MONARCH ALTERNATIVE CAPITAL LP

                             By:  Monarch GP LP, its general partner
                             By:  Monarch GP LLC, its general partner


                             By:  /s/ Michael Weinstock
                                  ----------------------------------------------
                                  Name:   Michael Weinstock
                                  Title:  Managing Member



                             MONARCH MASTER FUNDING LTD


                             By:  /s/ Michael Weinstock
                                  ----------------------------------------------
                                  Name:   Michael Weinstock
                                  Title:  Director




     [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO PROTECTION ONE, INC.]

                                                                      Schedule 1


Directors of Monarch Master Funding Ltd
---------------------------------------

Michael Weinstock
c/o Monarch Alternative Capital LP
375 Park Avenue
New York, NY  10152

Linburgh Martin
c/o Close Brothers (Cayman Limited)
Harbour Place, 103
South Church Street
P.O. Box 1034GT
George Town, Grand Cayman,
Cayman Islands

Ivan John Sutlic
P.O. Box 30902
5 Bel Air Drive GT
Grand Cayman KY1-1204
Cayman Islands